Exhibit 12.1

Summit Hotel Properties, Inc.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	For the Years Ended December 31,
	2016		2015		2014		2013		2012
Earnings
Pre-tax income (loss) from continuing operations	$106,811		$125,809		$21,175		$11,519		$(7,675)
Interest expense	25,948		28,691		26,968		20,137		14,909
Amortization of financing costs	2,143		1,723		1,549		1,854		2,288
Amortization of capitalized interest	266		348		463		581		599
Total Earnings	$135,168		$156,571		$50,155		$34,091		$10,121

Fixed Charges
Interest expense	$25,948		$28,691		$26,968		$20,137		$14,909
Capitalized interest	—		75		253		453		53
Amortization of financing costs	2,143		1,723		1,549		1,854		2,288
Total Fixed Charges	$28,091		$30,489		$28,770		$22,444		$17,250

Preferred Dividends	$18,232		$16,588		$16,588		$14,590		$4,625

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.92	(1)	3.33	(2)	1.11	(3)	0.92	(4)	0.46	(5)

(1)  Earnings were more than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $46.3 million and the total amount of earnings was approximately $135.2 million.  The amount of the adequacy, or the amount of earnings in excess of fixed charges and preferred stock dividends, was approximately $88.8 million.

(2) Earnings were more than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $47.1 million and the total amount of earnings was approximately $156.6 million.  The amount of the adequacy, or the amount of earnings in excess of fixed charges and preferred stock dividends, was approximately $109.5 million.

(3) Earnings were more than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $45.4 million and the total amount of earnings was approximately $50.2 million.  The amount of the adequacy, or the amount of earnings in excess of fixed charges and preferred stock dividends, was approximately $4.8 million.

(4) Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $37.0 million and the total amount of earnings was approximately $34.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $2.9 million.

(5) Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $21.9 million and the total amount of earnings was approximately $10.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $11.8 million.